October 4, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Mr. H. Christopher Owings, Assistant Director

Re:	Delhaize Group
Form 20-F for Fiscal Year Ended December 31, 2009
Filed June 28, 2010
File No. 333-13302

Dear Mr. Owings:

Set forth below are the responses of Delhaize Group to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 20, 2010, regarding Delhaize Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “Form 20-F”) filed on June 28, 2010. The numbering of the paragraphs in this letter corresponds to the numbering of the comments in the staff’s September 20th letter. For your convenience, each response is preceded by the staff’s comment to which the response relates.

Item 3. Key Information, page 1

Selected Financial Data, page 1

1.	Comment: We note that your net profit is comprised of both income from continuing operations and income (loss) from discontinued operations. Please revise future filings to disclose your income from continuing operations within your selected financial data. Refer to Item 3.A.2. of Form 20-F.

Response: In future filings we will disclose our income from continuing operations within our selected financial data.

Risk Factors, page 3

2.	Comment: Please delete the penultimate sentence in the first paragraph in which you state that other unknown or insignificant risks may also impact your business, operations and financial condition. Please note that all material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) • Square Marie Curie 40 • 1070 Brussels, Belgium

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

Response: In future filings we will delete the penultimate sentence in the first paragraph in which we state that other unknown or insignificant risks may also impact our business, operations and financial condition.

Liquidity and Capital Resources, page 41

Capital Expenditures, page 42

3.	Comment: Please enhance your disclosure of your capital expenditures. For example, we note in your December 3, 2009 presentation during the Delhaize Group Analyst Field Trip, you state that between 25 and 33 percent of your capital expenditures every year are focused on remodeling. Please provide similar disclosure in your filing. Please also enhance your disclosure to describe other principal capital expenditures. Refer to Item 4.A.5 of Form 20-F.

Response: In future filings we will enhance disclosure of our principal capital expenditures by adding a table that separates out our capital expenditures into the following categories: new stores, remodeling of existing stores and all other capital expenditures (e.g., expenditures related to distribution centers, headquarters and information technology), consistent with the following:

	Year Ended December 31,
	2009		2008		2007
Capital expenditure	€	In %	€	In %	€	In %
	(in millions, except percentages)
New stores	179	34.4	139	19.4	173	23.7
Remodeling existing stores	112	21.6	300	42.0	317	43.4
Other	229	44.0	275	38.6	239	32.9

Total	520	100.0	714	100.0	729	100.0

Recent Events and Outlook page 52

Outlook, page 52

4.

Comment: We note statements from your December 3, 2009 presentation during the Delhaize Group Analyst Field Trip that you “are committed to deliver an additional gross SG&A savings of $300 million annually.” We note similar statements in your EDGAR filings such as in your Form 6-K filed on August 18, 2010 stating that you have identified an additional EUR 200 million in cost savings. We further note your disclosure on page 13 discussing your “New Game Plan.” Please describe your New Game Plan and associated cost savings if you believe it will have a material impact on your operations or

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

financial condition. Refer to Item 5.D Form 20-F and SEC Release No. 33-6835.

Response: In future filings we will, as appropriate, enhance under our Outlook heading in Item 5 the disclosure of our New Game Plan and associated cost savings that is contained on page 13 in our risk factors disclosure under Item 3. We contemplate that such enhanced disclosure would be substantially consistent with the following, subject to further developments:

“In December 2009, we launched our new strategic plan for the years to come, the New Game Plan (“NGP”). The NGP aims at accelerating growth through a combination of strategic initiatives. First of all, we began implementing a new vision and common set of values that present the framework for all our operating companies within which strategic and operating decisions are made.

The NGP aims at accelerating revenue growth by means of the following levers:

1.	An increased focus on price competitiveness in all the markets where we operate: going forward, our operating companies’ price position is defined in relation to the local market’s then price leader. This new focus has required a significant effort in price reductions since the beginning of 2010, in particular in the Southeast of the U.S. Additionally, increased focus on our private brand offering is an important element in improving price competitiveness.

2.	Increasing the share of wallet realized within our existing stores through innovation in merchandising techniques and assortments.

3.	Being an industry leader in health and wellness for customers as well as for associates. For example, we developed and introduced in nearly all our U.S. stores a nutritional information system call Guiding Stars that helps consumers make more informed nutritional choices.

4.	Being a leader in corporate responsibility initiatives.

5.	Expanding our network of low cost supermarkets as well as our store network in our newer markets, which are Greece, Romania and Indonesia.

The NGP foresees that these initiatives will be enabled by associate development and funded by increased efficiencies and cost savings that we anticipate will be generated in the areas of selling, general and administrative expenses (“SG&A”) as well as cost of sales (“COS”). When we started implementing the NGP, we planned to generate EUR 300 million in annual SG&A savings by the end of 2012. In August 2010, we identified an additional EUR 200 million in savings we expect to realize in cost of sales by the end of 2012.

SG&A savings are planned to be realized primarily through:

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

1.	The creation of one common shared services structure for our U.S. operations. This organization encompasses support functions like finance and accounting, legal, information technology, human resources management and corporate development.

2.	Store labor cost optimization resulting from better store labor scheduling.

3.	Advertising and marketing efficiencies.

4.	Savings in repair and maintenance.

COS savings are expected to be realized primarily through:

1.	The creation of one common category management and procurement organization for our U.S. operations. The new organization will support our U.S. banners with assortment and promotions planning and execution, sourcing and procurement, private brand management and pricing expertise.

2.	The finalization of the creation of one single supply chain master network for all of our U.S. operations.

3.	Labor cost optimization throughout the supply chain.

4.	Optimization of supply chain activities throughout all our operating companies.

5.	Improvements in buying conditions through the application of more facts-based supplier negotiations.”

Item 18. Financial Statements, page 98

Financial Statements, page F-1

Note 3. Segment Information, page F-22

5.	Comment: We note that you sell a wide variety of products including produce, meat, dairy products, seafood, frozen food, bakery and deli products along with non-food items such as prescription drugs, health and beauty, household and personal products. Please tell us how you considered disclosing revenue from each type of products and services as contemplated by paragraph 32 of IFRS 8, as we believe this information is useful to your investors.

Response: We are a food retailer with our primary store format consisting of retail food stores. As disclosed on page F-22, approximately 90% of our sales come from retail activities, which we consider our main activity and one group of products and services provided to our customers.

Management believes that disclosing the different types of grocery sales described in the staff’s comment above will not necessarily allow any relevant conclusions on the overall performance of or sales trends of our activities. This is because we believe that the sales of the different grocery items are interdependent and do

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

therefore not necessarily allow establishing trends or allow assessing both past performance and prospects for future growth of the individual types of grocery sales.

Both before the implementation of IFRS 8 and subsequently, we have reviewed publicly available financial statements of our peers in this respect, both under IFRS and US GAAP, and based on this believe that there is consistency in the application.

Note 6. Goodwill, page F-29

6.	Comment: We note your disclosures at the bottom of this page concerning the key assumptions used for value in use calculations for your U.S. entities. Specifically, we note that an after-tax discount rate was applied to your cash flow projections. Please explain to us in reasonable detail how the after-tax discount rate was used in your impairment test, including whether the after-tax discount rate was applied to after-tax cash flow projections when calculating the value in use. Please also tell us how your determination of value in use complies with paragraphs 50 and 55 of IAS 36, which requires estimates of future cash flows and the discount rate to be determined on a pre-tax basis.

Response: The discount rate used by us in our goodwill impairment testing is the weighted average cost of capital (“WACC”) calculated for the cash generating unit to which goodwill is allocated, which is, by definition, a post-tax discount rate, which is then, as disclosed on page F-29, applied on post-tax cash flows.

As stated in the Basis for Conclusion of IAS 36, paragraph 85, in theory, discounting post-tax cash flows at a post-tax discount rate should lead to the same result as discounting pre-tax cash flows with a pre-tax discount rate, as long as the pre-tax discount rate is the post-tax discount rate adjusted to reflect the specific amount and timing of the future tax cash flows.

Due to the significant practical problems and limitations that arise when trying to establish a pre-tax discount rate for goodwill impairment purposes, i.e. not for an individual asset, but from major cash generating units, we concluded, in what we believe is a reasonable approach, that discounting post-tax cash flows with a post-tax discount rate (WACC) gives a reasonable indication of whether there has been an impairment if the value determined provide sufficient headroom. In this connection we refer to the considerable headroom identified and sensitivity information disclosed on page F-29, which was supported applying a grossed-up discount rate on pre-tax cash flows.

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

We therefore believe that our explicit disclosure of our inputs and the presentation of the sensitivity information directly in the notes to the financial statements, which is not required under IAS 36, provide the readers of our financial statements a relevant and accurate picture of our goodwill impairment situation.

Note 18.2. Short-term Borrowings, page F-43

7.	Comment: We note your disclosure that your three-year USD 500 million syndicated revolving credit facility and your EUR 275 million committed European bilateral credit facilities include certain negative covenants which restrict the payment of dividends. Please tell us how you considered the disclosure requirements of paragraph 41(d) of IAS 27.

Response: IAS 27.41(d) requires the disclosure of restrictions on the ability of a subsidiary to up-stream cash, e.g. in form of dividends, to the parent entity. The covenants mentioned on page F-43 do not impose any of such restrictions on intercompany transactions and the IAS 27.41(d) disclosure is therefore not applicable. We will clarify this in future filings.

Note 21.3. Share Based Compensation, page F-53

8.	Comment: We note your disclosure in the last sentence on page F-56 that the number of warrants exercised in the table immediately above includes warrants exercised by employees for 212,528 shares for which a capital increase had not occurred before the end of the year. Please explain to us in detail your accounting for these warrants along with the basis in IFRS for your accounting. Additionally, please consider clarifying to your investors how these warrants were exercised without a capital increase.

Response: Warrants to purchase Delhaize Group American depositary shares (“ADSs”), each representing one Delhaize Group ordinary share, that are granted to our U.S. employees under the Delhaize Group 2002 Stock Incentive Plan are considered as equity-settled shared based compensation plans and accounted for in accordance with IFRS 2.

The warrants vest ratably over a three-year period and expire ten years from the grant date. At the grant date, the fair value of the warrants is calculated by using the Black-Scholes-Merton valuation model. The resulting share based compensation expense is recognized in the income statement – together with a corresponding increase in equity – ratably over the vesting period of three years. The cumulative expense recognized at each reporting date until the vesting date reflects the extent to which the vesting period has expired and our best estimate of the number of warrants that will ultimately vest.

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

In Belgium, increasing the share capital of a company is a lengthy, multi-step process (which includes an amendment to the issuer’s articles of association) and involves a number of different participants in addition to the issuer and the person subscribing for shares, including formal authorization by two of the issuer’s directors (or, in certain cases, a director and an executive officer) acting jointly, the issuance of a special report by the issuer’s statutory auditor, the issuance of a cash confirmation by the bank receiving subscription funds, and the witnessing of a notarial deed, and authorization of release of subscription funds, by a Belgian notary public. The number of steps and participants involved in the process make it impractical to conduct capital increases on a frequent basis. However, we believe that it is customary in the U.S. to allow option or warrant holders to exercise vested options or warrants, as applicable, on demand. The Delhaize Group 2002 Stock Incentive Plan and the warrants to purchase ADSs granted thereunder are structured so that vested warrants can in fact be exercised on demand, even though Delhaize Group capital increases related to such exercises generally occur no more often than quarterly. Upon exercise of warrants to purchase ADSs, the warrant holder delivers the exercise price to a custodian that holds the exercise price in an agency capacity for the exercising warrant holder, and Delhaize Group loans ADSs to the warrant holder. The warrant holder has the right to vote the loaned ADSs, receive any dividends declared and the right to transfer the loaned ADSs to third parties, free of any restriction or encumbrance related to the securities loan, and is entitled to exercise any other right pertaining to an owner of ADSs. Periodically, in accordance with grant agreements a subscription for Delhaize Group ordinary shares is made by the warrant holders who exercised warrants to purchase ADSs. Upon issuance of such ordinary shares to the exercising warrant holders, the ordinary shares are transferred back to Delhaize Group to hold as treasury shares in satisfaction of the securities loan in accordance with grant agreements. To the extent warrants to purchase ADSs are exercised before the end of a fiscal year but the related capital increase does not occur until the subsequent fiscal year, Delhaize Group’s financial statements reflect the exercise that has occurred but not the capital increase that has not yet occurred.

* * * *

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at + 32 2 412 22 11 or Arthur Goss, Senior Vice President and Chief Accounting Officer, at +32 2 412 21 66.

Sincerely,

/s/ Stéfan Descheemaeker
Stéfan Descheemaeker, Executive Vice President and Chief Financial Officer